Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

13th September 2004

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Joint Press Announcement published in the newspapers on 13th September 2004 regarding agreement entered into with Cheung Kong Infrastructure Holdings Limited about purchasing part of its interest in the North of England Gas Distribution Network

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

dlw 9/23

CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 1038)

HONGKONG ELECTRIC HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 006)

HUTCHISON WHAMPOA LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 013)

JOINT ANNOUNCEMENT

CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
VERY SUBSTANTIAL DISPOSAL

HONGKONG ELECTRIC HOLDINGS LIMITED
DISCLOSEABLE AND CONNECTED TRANSACTIONS

HUTCHISON WHAMPOA LIMITED
DISCLOSEABLE TRANSACTION

SUMMARY

The board of Directors of each of CKI, HEH and HWL jointly announce that on 10th September, 2004, CKI and HEH entered into the Agreement, pursuant to which CKI agreed to procure the sale, and HEH agreed to purchase, or procure the purchase by its wholly-owned subsidiary, of the entire issued share capital of Alpha. Alpha is a newly formed wholly-owned indirect subsidiary of CKI that owns 19.9% of the issued share capital of Gas Network. Gas Network has agreed to acquire Blackwater, a newly formed wholly-owned subsidiary of Transco that will, at completion of the Hive Down Agreement, own the North of England Gas Distribution Network business in the United Kingdom presently carried on by Transco.

The consideration for the Blackwater Acquisition is £1,393,700,000 less the aggregate amount of intra-group indebtedness, which is expected to be approximately £870,000,000. The net consideration will, therefore, be approximately £524,000,000.

The consideration for the Sale Share, which will be payable in cash on Completion, is HK$1.00. HEH will also assume certain obligations of CKI under the Gas Network Shareholders Agreement in respect of Alpha. Prior to completion of the Blackwater Acquisition, Alpha will subscribe approximately £104,276,000 for new share capital in Gas Network, which will represent approximately 19.9% of the net consideration payable by Gas Network on completion of the Blackwater Acquisition. This will be met from HEH's internal cash resources and/or bank borrowing.

CKI is a diversified infrastructure investment company with a focus in the development, investment and operation of infrastructure businesses currently in Hong Kong, Mainland China, Australia, the United Kingdom, Canada and the Philippines.

As disclosed in the CKI Announcement, at the time of entering into the Blackwater Acquisition Agreement, CKI intended to on-sell part of its indirect shareholding interest in Blackwater. CKI and HEH have worked together on a number of joint venture projects in the past and this previous experience of working successfully together made HEH the most suitable purchaser of the Sale Share. CKI will retain an indirect 49.9% shareholding interest in Blackwater following Completion.

The principal activity of the HEH group is the generation of electricity and its transmission and distribution to Hong Kong Island. HEH is also a joint partner in several power-related businesses in Australia with CKI.

HEH has been studying the British energy market for some time and the Transaction represents an opportunity for HEH to gain entry to this market for the first time.

The Transaction constitutes a very substantial disposal for CKI under the Listing Rules and will accordingly be subject to the approval of the CKI Shareholders. A circular containing, inter alia, further information on the Transaction and a notice of the CKI SGM will be despatched to the CKI Shareholders in accordance with the relevant requirements of the Listing Rules.

CKI currently holds approximately 38.87% of the issued share capital of HEH. By virtue of this shareholding interest, CKI is a substantial shareholder (as defined in the Listing Rules) of HEH and is accordingly regarded as a connected person (as defined in the Listing Rules) of HEH. The Transaction constitutes discloseable and connected transactions for HEH under the Listing Rules. Completion will be subject to, inter alia, approval by the HEH Independent Shareholders in the HEH EGM.

The HEH Independent Board Committee will be formed to advise the HEH Independent Shareholders in respect of the Transaction. HEH will appoint an independent financial adviser (which will be an investment adviser registered under the Securities and Futures Ordinance (Cap. 571)) to advise the HEH Independent Board Committee in respect of the Transaction.

A circular containing, inter alia, further information on the Transaction and a notice of the HEH EGM will be despatched to the HEH Shareholders in accordance with the relevant requirements of the Listing Rules.

The Transaction constitutes a discloseable transaction for HWL under the Listing Rules. A circular containing further information on the Transaction will be sent to HWL Shareholders in accordance with the relevant requirements of the Listing Rules.

AGREEMENT

Date

10th September, 2004

Parties

CKI
HEH

Conditions precedent

Completion is conditional upon:

(i) the CKI Shareholders approving at the CKI SGM (a) the transactions contemplated by the Blackwater Acquisition Agreement and the Gas Network Shareholders Agreement; and (b) the sale of the Sale Share as contemplated by the Agreement; and

(ii) the HEH Independent Shareholders approving the Transaction and the related transactions and matters contemplated under the Agreement and the Gas Network Shareholders Agreement.

None of the Conditions may be waived by either party.

Completion

Subject to satisfaction of the Conditions, Completion shall take place on the date which is 3 business days following the date on which the Conditions are satisfied.

If (i) at the CKI SGM, the CKI Shareholders fail to give the approvals contemplated in Condition (i) above; or (ii) at the HEH EGM, the HEH Independent Shareholders fail to give the approval contemplated in Condition (ii) above, then upon the first occurrence of either of (i) or (ii) the Agreement shall automatically terminate and the Transaction will not proceed.

If the Agreement has not already terminated as a result of (i) or (ii) above then it will automatically terminate if the Conditions have not been satisfied before 30th August, 2005.

CONSIDERATION

The consideration for the Sale Share, which will be payable in cash on Completion, is HK$1.00. HEH will also assume certain obligations of CKI under the Gas Network Shareholders Agreement, in respect of Alpha. Prior to completion of the Blackwater Acquisition, Alpha will subscribe approximately £104,276,000 (HK$1,454,650,200) for new share capital in Gas Network, which will represent approximately 19.9% of the net consideration payable by Gas Network on completion of the Blackwater Acquisition. This will be met from HEH's internal cash resources and/or bank borrowing.

The consideration for the Blackwater Shares under the Blackwater Acquisition Agreement was arrived at following a competitive auction process conducted by NGT, of which Transco is a wholly-owned subsidiary, and after arm's length negotiations between CKI and Transco.

The consideration payable under the Agreement is a nominal amount of HK$1.00. In addition, Alpha is required to fund its pro rata share of the net consideration payable by Gas Network on completion of the Blackwater Acquisition. Therefore, no gain or loss will be realised by CKI from the Transaction.

Under the Gas Network Shareholders Agreement, CKI has undertaken to procure compliance by Alpha with its obligation to subscribe for shares in Gas Network, as referred to above. This undertaking of CKI will be assumed by HEH on Completion. In addition, termination of the Blackwater Acquisition Agreement will, in certain circumstances, give rise to a break fee of £13,980,000 (HK$195,021,000) becoming payable by Gas Network to Transco. Alpha has undertaken in the Gas Network Shareholders Agreement to subscribe 19.9% of this amount for shares in Gas Network in the event of such termination, for the purposes of enabling Gas Network to pay the break fee. CKI has undertaken in the Gas Network Shareholders Agreement to procure compliance by Alpha with this obligation. This undertaking of CKI will also be assumed by HEH on Completion.

GENERAL NATURE OF THE TRANSACTION

Summary

NGT, through its wholly-owned subsidiary, Transco, owns, operates and develops the substantial majority of the natural gas transmission and distribution system in the United Kingdom. NGT publicly announced in December 2003 that it was seeking indicative offers for five of the eight regional gas distribution networks in the United Kingdom. Following a successful bidding process, Gas Network was chosen as the preferred bidder for the North of England Gas Distribution Network business. As a result, on 31st August, 2004, Gas Network, Transco and Blackwater entered into the Blackwater Acquisition Agreement, pursuant to which Gas Network has an option to require Transco to sell to it, and Transco has an option to require Gas Network to purchase from it, the entire issued share capital of Blackwater. On or prior to completion of the Blackwater Acquisition, the North of England Gas Distribution Network business in the United Kingdom presently carried on by Transco will be sold to Blackwater in accordance with the terms of the Hive Down Agreement.

Completion of the sale and purchase of the Sale Share is expected to take place shortly after the conclusion of the CKI SGM and the HEH EGM. As a result, HEH will own, indirectly through Alpha, 19.9% of the issued share capital of Gas Network and both Alpha and Gas Network shall cease to be subsidiaries of CKI. On completion of the Blackwater Acquisition, Blackwater will become a wholly-owned subsidiary of Gas Network.

Gas Network is a consortium vehicle, the shareholders of which comprise wholly-owned subsidiaries of the Foundation and United Utilities and also Able Venture and Alpha, both wholly-owned subsidiaries of CKI. Each of the wholly-owned subsidiaries of the Foundation and United Utilities and also Able Venture and Alpha are parties to the Gas Network Shareholders Agreement which governs their relationship as shareholders in Gas Network.

Blackwater's gas transporter licence contains some restrictions on the categories of person to whom shares in Blackwater may be transferred.

Structure

The following is the shareholding structure of Gas Network and Blackwater before the Transaction and following completion of the Transaction and the Blackwater Acquisition:

Before the Transaction


NGT
100%
Transco
100%
North of England Gas Distribution Network business
Blackwater
Blackwater Acquisition Agreement
North of England Gas Distribution Network business
United Utilities
Foundation
CKI
100%
100%
100%
100%
Sub
Sub
Able Venture
Alpha
15.2%
49.9%
19.9%
Gas Network

After the Transaction and following completion of the Blackwater Acquisition


United Utilities
Foundation
CKI
HEH
100%
100%
100%
Sub
Sub
Able Venture
Alpha
15%
49.9%
19.9%
Gas Network
100%
Blackwater
North of England Gas Distribution Network business

For the financial year ended 31st March, 2003, the unaudited operating profit, before taxation and interest (adjusted to accounting principles generally accepted in Hong Kong), of the North of England Gas Distribution Network business was £116 million (HK$1,618,200,000). The corresponding figure for the year ended 31st March, 2002 was £109 million (HK$1,520,550,000).

After the Transaction and the Blackwater Acquisition, CKI's interest in Gas Network will be 49.9%. Accordingly, the results and assets and liabilities of Blackwater will be incorporated in CKI's and HWL's financial statements using the equity method of accounting. As HEH's interest in Gas Network will be less than 20%, Blackwater will be treated as an investment in the financial statements of HEH.

INFORMATION ON ALPHA, BLACKWATER AND THE NORTH OF ENGLAND GAS DISTRIBUTION NETWORK

Following Completion, HEH or its nominee will own the Sale Share, constituting the entire issued share capital of Alpha. Alpha is a newly formed wholly-owned subsidiary of CKI that owns 19.9% of the issued share capital of Gas Network. Following completion of the Blackwater Acquisition, Blackwater will become a wholly-owned subsidiary of Gas Network.

Blackwater is a newly formed wholly-owned subsidiary of Transco that will, following the completion of the Hive Down Agreement, own the North of England Gas Distribution Network business in the United Kingdom presently carried on by Transco. The assets included in the business include (i) the pipeline infrastructure required to transport the gas from the national gas transmission network in the United Kingdom to consumers' premises within the network's region, comprising approximately 36,000 kilometres of distribution gas mains; (ii) the property, warehouses and fleet utilised in the network's operations; (iii) the contracts, intellectual property rights, policies and procedures and licences necessary to operate the network; and (iv) a network management team with significant knowledge of the gas transportation industry and extensive experience in running gas distribution networks in the United Kingdom.

The region serviced by the North of England Gas Distribution Network business extends south from the Scottish border to South Yorkshire and has coastlines on both the east and west sides of the region. The region contains a mixture of large cities (Newcastle, Middlesbrough, Leeds and Bradford) and a significant rural area including North Yorkshire and Cumbria, and has a total population of approximately 6.7 million. The region benefits from Leeds' growing position as an important regional financial and commercial centre, the rapid expansion of development along the River Tyne, and a number of large industrial consumers based along the North Sea coastline.

The regulated assets value of the North of England Gas Distribution Network business as at 31st March, 2004 was £1,207,000,000 (HK$16,837,650,000).

REASONS FOR AND BENEFITS OF THE TRANSACTION

CKI is a diversified infrastructure investment company with a focus in the development, investment and operation of infrastructure businesses currently in Hong Kong, Mainland China, Australia, the United Kingdom, Canada and the Philippines.

As disclosed in the CKI Announcement, at the time of entering into the Blackwater Acquisition Agreement, CKI intended to re-sell part of its interest in Blackwater. CKI and HEH have worked together on a number of joint venture projects in the past and this previous experience of working together successfully made HEH the most suitable purchaser of the Sale Share. CKI will retain an indirect 49.9% shareholding interest in Blackwater following completion of the Blackwater Acquisition.

The principal activity of the HEH group is the generation of electricity and its transmission and distribution to Hong Kong Island. HEH is also a joint partner in several power-related businesses in Australia with CKI.

HEH has been studying the British energy market for some time and the Transaction represents an opportunity for HEH to gain entry to this market for the first time.

The Directors of CKI believe the terms of the Transaction are fair and reasonable and in the interests of the CKI Shareholders as a whole.

The Directors of HEH believe the terms of the Transaction are fair and reasonable and in the interests of the HEH Shareholders as a whole.

The HWL group operates and invests in five core businesses: ports and related services; telecommunications; property and hotels; retail and manufacturing; and energy, infrastructure, finance and investments.

The Directors of HWL believe the terms of the Transaction are fair and reasonable and in the interests of the HWL Shareholders as a whole. The Directors of HWL endorse the reasons for entering into the Transaction and the benefits which are expected to accrue to the HWL group (of which CKI forms part) as a result of the Transaction as stated above

GENERAL

The Transaction constitutes a very substantial disposal for CKI under the Listing Rules and will accordingly be subject to the approval of the CKI Shareholders. To the best of the knowledge, information and belief of the Directors of CKI, having made all reasonable enquiries, none of the CKI Shareholders will be required to abstain from voting at the CKI SGM. A circular containing, inter alia, further information on the Transaction and a notice of the CKI SGM will be despatched to the CKI Shareholders in accordance with the relevant requirements of the Listing Rules.

As at the date of this announcement, the Executive Directors of CKI are Mr. LI Tzar Kuoi, Victor (Chairman), Mr. KAM Hing Lam (Group Managing Director), Mr. George Colin MAGNUS (Deputy Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. IP Tak Chuen, Edmond (Deputy Chairman), Mr. KWAN Bing Sing, Eric (Deputy Managing Director), Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT, and Mr. TSO Kai Sum; and the Non-executive Directors are Mr. CHEONG Ying Chew, Henry (Independent Non-executive Director), Mrs. LEE Pui Ling, Angelina (Independent Non-executive Director) and Mr. Barrie COOK.

To the best of the knowledge, information and belief of the Directors of CKI having made all reasonable enquiries HEH is not a connected person (as defined under the Listing Rules) of CKI.

CKI currently holds approximately 38.87% of the issued share capital of HEH. By virtue of this shareholding interest, CKI is a substantial shareholder (as defined in the Listing Rules) of HEH and is accordingly regarded as a connected person (as defined in the Listing Rules) of HEH. The Transaction constitutes discloseable and connected transactions for HEH under the Listing Rules. Completion will be subject to, inter alia, approval by the HEH Independent Shareholders in the HEH EGM.

The HEH Independent Board Committee will be formed to advise the HEH Independent Shareholders in respect of the Transaction. HEH will appoint an independent financial adviser (which will be an investment adviser registered under the Securities and Futures Ordinance (Cap. 571)) to advise the HEH Independent Board Committee in respect of the Transaction.

A circular containing, inter alia, further information on the Transaction and a notice of the HEH EGM will be despatched to the HEH Shareholders in accordance with the relevant requirements of the Listing Rules.

As at the date of this announcement, the Executive Directors of HEH are Mr. George Colin MAGNUS (Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew J. HUNTER (Group Finance Director), Mr. LEE Lan Yee, Francis (Director and General Manager (Engineering)), Mr. KAM Hing Lam, Mr. LI Tzar Kuoi, Victor, and Mr. Frank John SIXT; and the Non-executive Directors are Mr. YEE Lup Yuen, Ewan, Mrs. CHOW WOO Mo Fong, Susan, Mr. Ronald Joseph ARCULLI (Independent Non-executive Director), Mr. Holger Kluge (Independent Non-executive Director), Mr. Ralph Raymond SHEA (Independent Non-executive Director) and Mr. WONG Chung Hin (Independent Non-executive Director).

To the best of the knowledge, information and belief of the Directors of HEH having made all reasonable enquiries none of NGT, Transco, Blackwater, the Foundation and United Utilities is a connected person (as defined under the Listing Rules) of HEH. The Directors of HEH are not aware of any of NGT, Transco, Blackwater, the Foundation and United Utilities having any interest in HEH.

The Transaction constitutes a discloseable transaction for HWL under the Listing Rules. A circular containing further information on the Transaction will be sent to HWL Shareholders in accordance with the relevant requirements of the Listing Rules. CKI is a subsidiary of HWL which holds approximately 84.6% of the issued share capital of CKI.

As at the date of this announcement, the Executive Directors of HWL are Mr. LI Ka-shing (Chairman), Mr. LI Tzar Kuoi, Victor (Deputy Chairman), Mr. FOK Kin Ning, Canning (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (Deputy Group Managing Director), Mr. Frank John SIXT (Group Finance Director), Mr. LAI Kai Ming, Dominic, Mr. George Colin MAGNUS and Mr. KAM Hing Lam; and the Non-executive Directors are Mr. Michael David KADOORIE (Independent Non-executive Director), Mr. William Elkin MOCATTA (alternate to Mr. Michael David KADOORIE), Mr. Simon MURRAY, Mr. OR Ching Fai, Raymond (Independent Non-executive Director), Mr. William SHURNIAK, Mr. Peter Alan Lee VINE (Independent Non-executive Director) and Mr. WONG Chung Hin (Independent Non-executive Director).

To the best of the knowledge, information and belief of the Directors of HWL having made all reasonable enquiries HEH is not a connected person (as defined under the Listing Rules) of HWL.

DEFINITIONS

"Able Venture"	Able Venture Profits Limited, a company incorporated in the British Virgin Islands with limited liability and which is a wholly-owned subsidiary of CKI
"Agreement"	the agreement dated 10th September, 2004 relating to the sale and purchase of the Sale Share and the transaction documents to be entered into under such agreement
"Alpha"	Alpha Central Profits Limited, a company incorporated in the British Virgin Islands with limited liability and which is a wholly-owned subsidiary of CKI
"Blackwater"	Blackwater F Limited (registered in England with registered number 5167070)
"Blackwater Acquisition"	the acquisition of Blackwater on the terms and subject to the conditions in the Blackwater Acquisition Agreement
"Blackwater Acquisition Agreement"	the agreement dated 31st August, 2004 between Gas Network, Transco and Blackwater relating to the sale and purchase of the Blackwater Shares
"Blackwater Shares"	100 ordinary shares of £1 each in the share capital of Blackwater, being the entire issued share capital of Blackwater at the date of the Blackwater Acquisition Agreement
"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange (Stock Code: 1038)
"CKI Announcement"	the CKI announcement published on 1st September, 2004 relating to the Blackwater Acquisition Agreement
"CKI SGM"	a special general meeting of CKI to be held to approve inter alia the Transaction and the transactions contemplated thereunder
"CKI Shareholders"	shareholders of CKI
"Completion"	completion of the Agreement in accordance with its terms
"Conditions"	the conditions to Completion set out in the Agreement
"the Foundation"	Li Ka Shing (Overseas) Foundation, a company limited by guarantee incorporated in the Cayman Islands for charitable purposes
"Gas Network"	Gas Network Limited (registered in England with registered number 5213525), a non wholly-owned subsidiary of CKI
"Gas Network Shareholders Agreement"	the shareholders agreement dated 31st August, 2004 between Alpha, Able Venture, Goldia Resources Ltd, CKI, the Foundation, United Utilities Operations Limited and United Utilities Contract Solutions Limited relating to their interests in, and management of, Gas Network
"HEH"	Hongkong Electric Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange (Stock Code: 006)
"HEH EGM"	an extraordinary general meeting of HEH to be held to approve the Transaction and the related transactions and matters contemplated under the Agreement and the Gas Network Shareholders Agreement
"HEH Independent Board Committee"	an independent committee of the board of Directors of HEH to be formed to advise the HEH Independent Shareholders in respect of the Transaction
"HEH Independent Shareholders"	HEH Shareholders other than CKI and its associates
"HEH Shareholders"	shareholders of HEH
"Hive Down Agreement"	the agreement dated 31st August, 2004 relating to the acquisition by Blackwater of the North of England Gas Distribution Network business of Transco
"HWL"	Hutchison Whampoa Limited, a limited liability company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange (Stock Code: 013)
"HWL Shareholders"	shareholders of HWL
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"NGT"	National Grid Transco plc, whose shares are listed on the London Stock Exchange and New York Stock Exchange
"Sale Share"	1 ordinary share of US$1 in the share capital of Alpha, being the entire issued share capital of Alpha at Completion
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the acquisition of the Sale Share by HEH or its nominee pursuant to the Agreement
"Transco"	Transco plc (registered in England with registered number 2006000), a wholly-owned subsidiary of NGT
"United Utilities"	United Utilities plc, whose shares are listed on the London Stock Exchange
"US$"	United States Dollars
"£"	Pounds Sterling, the lawful currency of the United Kingdom
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People's Republic of China

Note: the figures in £ are converted into HK$ at the rate of £1 = HK$13.95 throughout this announcement for indication purposes only.

By Order of the Board
CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
Eirene Yeung
Company Secretary

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LIMITED
Lillian Wong
Company Secretary

By Order of the Board
HUTCHISON WHAMPOA LIMITED
Edith Shih
Company Secretary

Hong Kong, 10th September, 2004

長江基建集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：1038)

香港電燈集團有限公司
(於香港註冊成立之有限公司)
(股份代號：006)

和記黃埔有限公司
(於香港註冊成立之有限公司)
(股份代號：013)

聯合公佈
長江基建集團有限公司
非常重大出售事項
香港電燈集團有限公司
須予披露及關連交易
和記黃埔有限公司
須予披露交易

摘要

長江基建、港燈與和黃各董事會聯合宣佈，於二零零四年九月十日，長江基建與港燈訂立該協議，據此長江基建同意促使出售而港燈同意購入，或促使其全資附屬公司購入Alpha之全部已發行股本。Alpha為長江基建新成立之全資間接附屬公司，擁有Gas Network已發行股本之19.9%。Gas Network已同意購入Transco新成立之全資附屬公司Blackwater，而Blackwater將於分拆協議完成時擁有現時由Transco經營之英國北部氣體分銷業務。

Blackwater收購事項之代價為1,393,700,000英鎊減預期約為870,000,000英鎊之集團內部間之負債總額。因此，代價淨額將約為524,000,000英鎊。

待售股份之代價為1.00港元，將於完成時以現金支付。港燈亦將承擔長江基建根據Gas Network股東協議就Alpha而履行之若干責任。於Blackwater收購事項完成前，Alpha將認購Gas Network約104,276,000英鎊之新股本，將佔Gas Network於Blackwater收購事項完成時須支付之代價淨額約19.9%。有關代價將以港燈之內部現金資源及／或銀行借款撥付。

長江基建為多元化之基建投資公司，目前主力發展、投資及經營香港、中國內地、澳洲、英國、加拿大及菲律賓之基建業務。

誠如長江基建公佈所披露，於Blackwater收購協議訂立之時，長江基建擬轉售其於Blackwater之部份間接股權。長江基建與港燈過去曾於多項合營項目合作，而根據過往成功合作之經驗，港燈為待售股份最適合之買家。長江基建將於完成後保留於Blackwater之49.9%間接股權。

港燈集團之主要業務為發電及將電力輸送及分配至香港島。港燈亦為長江基建數項於澳洲之電力相關業務之合營夥伴。

港燈已研究英國能源市場一段時間，而該交易為港燈提供首次進軍該市場之機會。

根據上市規則，該交易構成長江基建一項非常重大出售事項，因此須取得長江基建股東之批准。一份載有(其中包括)該交易進一步資料及長江基建股東特別大會通告之通函將根據上市規則之有關規定寄發予長江基建股東。

長江基建現時持有港燈已發行股本約38.87%。長江基建因持有該股權而成為港燈之主要股東(定義見上市規則)，並因而被視作港燈之關連人士(定義見上市規則)。根據上市規則，該交易構成港燈之須予披露及關連交易。該協議須(其中包括)於港燈股東特別大會上取得港燈獨立股東之批准方告完成。

港燈獨立董事委員會將予成立，就該交易向港燈獨立股東提供意見。港燈將委任獨立財務顧問(為根據香港法例第571章證券及期貨條例註冊之投資顧問)就該交易向港燈獨立董事委員會提供意見。

一份載有(其中包括)該交易進一步資料及港燈股東特別大會通告之通函將根據上市規則之有關規定寄發予港燈股東。

根據上市規則，該交易構成和黃一項須予披露交易。一份載有該交易進一步資料之通函將根據上市規則之有關規定寄發予和黃股東。

該協議

日期

二零零四年九月十日

訂約方

長江基建

港燈

先決條件

該協議有待下列各項達成後，方告完成：

(i) 長江基建股東於長江基建股東特別大會上批准(a) Blackwater收購協議及Gas Network股東協議項下擬進行之交易；及(b)出售該協議項下所述之待售股份；及

(ii) 港燈獨立股東批准該交易及該協議與Gas Network股東協議項下擬進行之相關交易及事宜。

各訂約方不得豁免任何條件。

完成

在達成條件之規限下，完成日期為條件獲達成之日後起計3個營業日。

倘(i)於長江基建股東特別大會上，長江基建股東並無給予上文條件(i)所述之批准；或(ii)於港燈股東特別大會上，港燈獨立股東並無給予上文條件(ii)所述之批准，則於發生(i)或(ii)時(以較早者為準)，該協議將自動終止而該交易將不會進行。

倘該協議並未因上文(i)或(ii)而終止，如條件未能於二零零五年八月三十日前獲履行，該協議亦將自動終止。

代價

待售股份之代價為1.00港元，將於完成時以現金支付。港燈亦將承擔長江基建根據Gas Network股東協議就Alpha而履行之若干責任。

收購事項之理由及利益

長江基建為多元化之基建投資公司，目前主力發展、投資及經營香港、中國內地、澳洲、英國、加拿大及菲律賓之基建業務。

誠如長江基建公佈所披露，於Blackwater收購協議訂立之時，長江基建擬轉售其於Blackwater之部份間接股權。長江基建與港燈過去曾於多項合營項目合作，而根據過往成功合作之經驗，港燈為待售股份最適合之買家。長江基建將於Blackwater收購事項完成後保留於Blackwater之49.9%間接股權。

港燈集團之主要業務為發電及將電力輸送及分配至香港島。港燈亦為長江基建數項於澳洲之電力相關業務之合營夥伴。

港燈已研究英國能源市場一段時間，而該交易為港燈提供首次進軍該市場之機會。

長江基建之董事認為該交易之條款公平合理，並符合長江基建股東之整體利益。

港燈之董事認為該交易之條款公平合理，並符合港燈股東之整體利益。

和黃集團經營與投資五項核心業務，包括港口及相關服務、電訊、地產及酒店、零售及製造，以及能源、基建、財務及投資。

和黃董事認為該交易之條款公平合理，並符合和黃股東之整體利益。和黃董事認同進行該交易之理由，以及上文所述因該交易而預期可為和黃集團(長江基建為其中一份子)帶來的利益。

一般事項

根據上市規則，該交易構成長江基建一項非常重大出售事項，因此須取得長江基建股東之批准。據長江基建各董事經作出一切合理查詢後所深知、所得資料及確信，概無長江基建股東須於長江基建股東特別大會上放棄投票。一份載有(其中包括)該交易進一步資料及長江基建股東特別大會通告之通函將根據上市規則之有關規定寄發予長江基建股東。

於本公佈刊發日期，長江基建之執行董事包括：主席李澤鉅先生；集團董事總經理甘慶林先生；副主席麥理思先生、霍建寧先生、葉

額提供資金。因此，長江基建將不會從該交易錄得任何收益或虧損。

根據Gas Network股東協議，長江基建已承諾促使Alpha按上文所述履行其認購Gas Network股份之責任。長江基建該項承諾將於完成時由港燈承擔。此外，在若干情況下，終止Blackwater收購協議Gas Network須向Transco支付為數13,980,000英鎊（195,021,000港元）之違約金。Alpha已於Gas Network股東協議中承諾，倘Blackwater收購協議終止，其將認購相當於該金額19.9%之Gas Network股份，使Gas Network能夠支付違約金。長江基建已於Gas Network股東協議中承諾，促使Alpha履行該責任。長江基建該項責任亦於完成時由港燈承擔。

該交易之一般性質

概要

NGT透過其全資附屬公司（即Transco）擁有、經營及開發英國主要部分之天然氣輸送及分配系統。NGT於二零零三年十二月公開宣佈，其正徵求英國八個地區氣體分銷網絡之其中五個指示性邀約。於成功競投後，Gas Network獲選為英國北部氣體分銷業務之優先投標人。因此，於二零零四年八月三十一日，Gas Network、Transco及Blackwater訂立Blackwater收購協議，據此，Gas Network及Transco分別有選擇權要求Transco向其出售及有選擇權要求Gas Network向其購入Blackwater之全部已發行股本。於Blackwater收購事項完成之日或之前，目前由Transco經營之英國北部氣體分銷業務將按照分拆協議之條款出售予Blackwater。

買賣待售股份預期於長江基建股東特別大會及港燈股東特別大會結束後不久完成。因此，港燈將透過Alpha間接擁有Gas Network已發行股本之19.9%，而Alpha及Gas Network將不再為長江基建之附屬公司。於Blackwater收購事項完成時，Blackwater將成為Gas Network之全資附屬公司。

Gas Network為一間集團公司，其股東包括基金會、United Utilities之全資附屬公司以及長江基建之全資附屬公司Able Venture及Alpha。基金會與United Utilities之全資附屬公司以及Able Venture及Alpha各自均為Gas Network股東協議之訂約方，Gas Network股東協議乃規管彼等作為Gas Network股東之關係。

Blackwater之氣體輸送商牌照載有可獲轉讓Blackwater股份之人士類別之限制。

架構

以下乃Gas Network及Blackwater於該交易及完成Blackwater收購事項前後之股權架構：

於該交易前



NGT
United Utilities
基金會
長江基建
100%
Transco
附屬公司
附屬公司
Able Venture
Alpha
Blackwater
收購協議
15%
15.2%
49.9%
19.9%
Gas Network

該交易及Blackwater收購事項完成後



United Utilities
基金會
長江基建
港燈
100%
附屬公司
附屬公司
Able Venture
Alpha
15%
15.2%
49.9%
19.9%
Gas Network
100%
Blackwater
英國北部氣體分銷業務

於截至二零零三年三月三十一日止財政年度，英國北部氣體分銷業務之未經審核稅前及利息前經營溢利（經香港普遍接納之會計原則調整後）為116,000,000英鎊（1,618,200,000港元）。截至二零零二年三月三十一日止年度之同期數字為109,000,000英鎊（1,520,550,000港元）。

於該交易及Blackwater收購事項後，長江基建將擁有49.9% Gas Network之權益。據此，Blackwater之業績、資產及負債將以權益會計法載入長江基建及和黃之財務報表內。由於港燈擁有少於20%Gas Network之權益，Blackwater將被視作一項投資載入港燈之財務報表內。

有關ALPHA、BLACKWATER及英國北部氣體分銷業務之資料

於完成後，港燈或其代名人將擁有待售股份（為Alpha之全部已發行股本）。Alpha為長江基建新成立之全資附屬公司，擁有Gas Network已發行股本之19.9%。於完成Blackwater收購事項後，Blackwater將成為Gas Network之全資附屬公司。

Blackwater為Transco新成立之全資附屬公司，於分拆協議完成後將擁有現時由Transco經營之英國北部氣體分銷業務。該業務之資產包括(i)於網絡區域內，由英國國家氣體輸送網絡運送氣體至客戶物業所需之油管基建設施－包括約36,000公里之氣體分配管道；(ii)經營該網絡所使用之物業、貨倉及車隊；(iii)經營該網絡所需之合約、知識產權、政策、程序及牌照；及(iv)擁有英國氣體運輸業豐富知識及具備經營氣體分銷網絡豐富經驗之網絡管理隊伍。

英國北部氣體分銷業務之服務地區由蘇格蘭邊界起伸延至約克郡，覆蓋該區的東面及西面海岸線。服務地區內有大城市（紐卡素、米杜士堡、列斯及巴拉福特）以及包括北約克郡及坎伯蘭郡在內的郊區，人口總數約670萬。因列斯正發展為一重要之地區金融及商業中心，泰恩河沿岸地區正在迅速發展及北部沿岸擁有大量大型工業客戶，令該區受惠。

於二零零四年三月三十一日，英國北部氣體分銷業務之受管制資產值估計約為1,207,000,000英鎊（16,837,650,000港元）。

港燈獨立董事委員會將予成立，就該交易向港燈獨立股東提供意見。港燈將委任獨立財務顧問（為根據香港法例第571章證券及期貨條例註冊之投資顧問）就該交易向港燈獨立董事委員會提供意見。

一份載有（其中包括）該交易進一步資料及港燈股東特別大會通告之通函將根據上市規則之有關規定寄發予港燈股東。

於本公佈日期，港燈執行董事包括：麥理思先生（主席）、霍建寧先生（副主席）、曹棨森先生（集團董事總經理）、甄達安先生（集團財務董事）、李蘭意先生（董事兼工程總經理）、甘慶林先生、李澤鉅先生及陸法蘭先生；非執行董事為余立仁先生、周胡慕芳女士、夏佳理先生（獨立非執行董事）、Holger Kluge先生（獨立非執行董事）、余頌平先生（獨立非執行董事）及黃頌顯先生（獨立非執行董事）。

據港燈各董事經作出一切合理查詢後所深知、所得資料及確信，NGT、Transco、Blackwater、基金會及United Utilities並非港燈之關連人士（定義見上市規則）。據港燈董事所知，NGT、Transco、Blackwater、基金會及United Utilities並無於港燈擁有任何權益。

根據上市規則，該交易構成和黃一項須予披露交易。一份載有該交易進一步資料之通函將根據上市規則之有關規定寄發予和黃股東。長江基建乃和黃之附屬公司，和黃持有長江基建已發行股本約84.6%。

於本公佈日期，和黃執行董事包括：李嘉誠先生（主席）、李澤鉅先生（副主席）、霍建寧先生（集團董事總經理）、周胡慕芳女士（副集團董事總經理）、陸法蘭先生（集團財務董事）、黎啟明先生、麥理思先生及甘慶林先生；非執行董事為米高嘉道理先生（獨立非執行董事）、毛嘉達先生（米高嘉道理先生之替任董事）、馬世民先生、柯清輝先生（獨立非執行董事）、盛永能先生、范培德先生（獨立非執行董事）及黃頌顯先生（獨立非執行董事）。

據和黃各董事經作出一切合理查詢後所深知、所得資料及確信，港燈並非和黃之關連人士（定義見上市規則）。

釋義

「Able Venture」	指	Able Venture Profits Limited，於英屬處女群島註冊成立之有限公司，為長江基建之全資附屬公司
「該協議」	指	日期為二零零四年九月十日與買賣待售股份有關之協議及根據該協議訂立之交易文件
「Alpha」	指	Alpha Central Profits Limited，於英屬處女群島註冊成立之有限公司，為長江基建之全資附屬公司
「Blackwater」	指	Blackwater F Limited（於英國註冊，註冊編號為5167070）
「Blackwater收購事項」	指	按Blackwater收購協議之條款及受其條件所限收購Blackwater
「Blackwater收購協議」	指	Gas Network、Transco及Blackwater就買賣Blackwater股份而於二零零四年八月三十一日訂立之協議
「Blackwater股份」	指	Blackwater股本中100股每股面值1英鎊之普通股，即Blackwater於Blackwater收購協議日期之全部已發行股本
「長江基建」	指	長江基建集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市（股份代號：1038）
「長江基建公佈」	指	長江基建就Blackwater收購協議而於二零零四年九月一日刊發之公佈
「長江基建股東特別大會」	指	長江基建將予舉行以批准（其中包括）該交易及據此擬進行之交易之股東特別大會
「長江基建股東」	指	長江基建之股東
「完成」	指	按該協議之條款完成該協議
「條件」	指	該協議所載完成之條件
「基金會」	指	李嘉誠（海外）基金會，一間於開曼群島註冊成立並以慈善為宗旨之擔保有限公司
「Gas Network」	指	Gas Network Limited（於英國註冊，註冊編號為5213525），為長江基建之非全資附屬公司
「Gas Network股東協議」	指	Alpha、Able Venture、Goldia Resources Ltd、長江基建、基金會、United Utilities Operations Limited及United Utilities Contract Solutions Limited與彼等於Gas Network之權益及管理有關而於二零零四年八月三十一日訂立之股東協議
「港燈」	指	香港電燈集團有限公司，於香港註冊成立之有限公司，其股份於聯交所上市（股份代號：006）
「港燈股東特別大會」	指	港燈將予舉行以批准該交易及據該協議及Gas Network股東協議擬進行之相關交易與事宜之股東特別大會
「港燈獨立董事委員會」	指	港燈將成立之獨立董事委員會，就該交易向港燈獨立股東提供意見
「港燈獨立股東」	指	長江基建及其聯繫人士以外之港燈股東
「港燈股東」	指	港燈之股東
「分拆協議」	指	就Blackwater購入Transco之英國北部氣體分銷業務而於二零零四年八月三十一日訂立之協議
「和黃」	指	和記黃埔有限公司，於香港註冊成立之有限公司，其股份於聯交所上市（股份代號：013）
「和黃股東」	指	和黃之股東
「上市規則」	指	聯交所證券上市規則
「NGT」	指	National Grid Transco plc，其股份於倫敦證券交易所及紐約證券交易所上市
「待售股份」	指	Alpha股本中1股面值1美元之普通股，即Alpha於完成時之全部已發行股本
「聯交所」	指	香港聯合交易所有限公司
「該交易」	指	港燈或其代名人根據該協議購入待售股份
「Transco」	指	Transco plc（於英國註冊，註冊編號為2006000），為NGT之全資附屬公司
「United Utilities」	指	United Utilities plc，其股份於倫敦證券交易所上市
「美元」	指	美元
「英鎊」	指	英鎊，英國之法定貨幣
「港元」	指	港元，中華人民共和國香港特別行政區之法定貨幣

附註：本公佈所列之幣值數字乃按1英鎊=13.95港元兌換，僅供參考之用。

承董事會命
長江基建集團有限公司
公司秘書
楊逸芝

承董事會命
香港電燈集團有限公司
公司秘書
黃莉蓉

承董事會命
和記黃埔有限公司
公司秘書
施熙德

香港，二零零四年九月十日